SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Result of AGM

Aviva plc

RESULTS OF ANNUAL GENERAL MEETING

Aviva plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today

	For	Against	Votes Withheld
Resolution 1: To receive the Annual Report and Accounts	1,614,499,660	747,484	2,549,032
Resolution 2: To declare a final dividend	1,615,849,580	4,217,922	1,726,593
Resolution 3: To elect Andrea Moneta	1,604,720,276	8,821,766	4,251,426
Resolution 4: To elect Patrick Regan	1,605,960,879	7,797,909	4,037,662
Resolution 5: To elect Michael Hawker	1,609,253,193	6,133,418	2,409,839
Resolution 6: To elect Leslie Van de Walle	1,608,237,356	7,149,897	2,407,764
Resolution 7: To re-elect Andrew Moss	1,541,177,574	50,644,204	25,971,806
Resolution 8: To re-elect Colin Sharman	1,608,644,949	6,874,274	2,273,533
Resolution 9: To re-elect Scott Wheway	1,608,637,999	6,864,833	2,289,924
Resolution 10: To reappoint Ernst & Young LLP	1,584,339,074	16,271,824	17,484,765
Resolution 11: To authorise the directors to determine the auditor's remuneration	1,602,678,447	12,800,743	2,317,376
Resolution 12: To authorise the directors to allot relevant securities subject to the restrictions set out in the resolution	1,480,526,059	103,241,868	34,020,683
Resolution 13: To approve the renewal of the authority to make non pre- emptive share allotments (Specia1 Resolution)	1,585,734,814	26,152,846	5,905,924
Resolution 14: To approve the Directors' Remuneration Report	1,570,336,027	42,969,103	4,488,453
Resolution 15: To receive and consider the Corporate Responsibility Report	1,540,665,041	520,225	76,608,318
Resolution 16: To authorise the Company and any subsidiary company in the Group to make political donations	1,589,546,029	22,139,415	6,111,478
Resolution 17: To authorise the directors to allot New Preference Shares (Special Resolution)	1,571,678,467	42,892,853	3,219,409
Resolution 18: To authorise general meetings other than annual general meetings to be called on not less than 14 clear days' notice (Special Resolution)	1,499,819,085	114,901,106	3,073,393
Resolution 19: To approve the adoption of New Articles of Association (Special Resolution)	1,587,406,979	4,773,723	25,612,882
Resolution 20: To authorise the purchase of the Company's ordinary shares up to a specified amount (Special Resolution)	1,610,818,077	1,203,111	5,775,378
Resolution 21: To authorise the purchase of the Company's 8¾ % preference shares up to a specified amount (Special Resolution)	1,607,580,284	2,593,769	7,622,513
Resolution 22: To authorise the purchase of the Company's 8⅜ % preference shares up to a specified amount (Special Resolution)	1,607,532,450	2,616,041	7,648,075
Resolutions 1-22 were carried

On 28th April 2010, there were 2,766,827,653 ordinary shares in issue and 225 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.

Graham Jones
Group Company Secretary
28 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 April, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary